UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 6, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Playboy Enterprises, Inc.

File No. 1-14790 - CF#23350

        Playboy Enterprises, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 13, 2009, as amended on October 6, 2009.

        Based on representations by Playboy Enterprises, Inc., that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2(b)	through January 20, 2012
Exhibit 10.13(b)	through February 28, 2013
Exhibit 10.27(d)	through March 31, 2010

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel